UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

LEARNING QUEST TECHNOLOGIES, INC.
(Exact name of registrant as specified in its corporate charter)

Nevada	000-51081	88-0485183
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

Room 42, 4F, New Henry House, 10 Ice House Street, Central, Hong Kong
(Address of principal executive offices)

(011) 852-2530 0222
(Issuer’s telephone number)

LEARNING QUEST TECHNOLOGIES, INC.

Flat/Room 42, 4F, New Henry House, 10 Ice House Street, Central, Hong Kong

Attention: Fred Hall, Sole Officer

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about February 11, 2008, to all known holders of record on February 11, 2008, of shares of common stock, $0.001 par value per share (the “Common Stock”), of Learning Quest Technologies, Inc., a Nevada corporation (“LQTI” or the “Company”), in connection with an anticipated change in a majority of the members of the Company's Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 of the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

On February 8, 2008 (the “Closing Date”), the Company entered into a Share Exchange Agreement (the “Exchange”) with Color Man Holdings Limited, a British Virgin Islands company (“CMH”) and Joylink Holdings Limited, a British Virgin Islands company and a stockholder of LQTI (the “Stockholder”). On the Closing Date, the Company acquired all of the issued and outstanding capital stock of CMH from the Stockholder in exchange for the issuance by the Company to the Stockholder of 54,400,000 newly-issued shares of Common Stock. The Exchange is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described in the Exchange resulted in a change in control of the Company. As a result, Fred Hall, a current director of the Company, will resign effective upon the 10th day following the mailing of this Information Statement and six (6) individuals will become new directors of the Company effective upon the 10th day following the mailing of this Information Statement.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the completion of the Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE EXCHANGE

General

Under the terms of the Exchange: (i) the Company acquired all of the issued and outstanding capital stock of CMH from the Stockholder in exchange for the issuance by the Company to the Stockholder of 54,400,000 newly-issued shares of Common Stock; and (ii) the Exchange qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”).

Agreement of Director to Resign

In connection with entering into the Exchange, Mr. Hall will resign as a director of the Company. The resignation of Mr. Hall in his individual capacity as a director of the Company is effective upon the 10th day following the mailing of this Information Statement.

Upon the 10th day following the mailing of this Information Statement, Zhang Chunxian, Sun Jianhao, Huang Yuemin, Hu Huiqing Li Changlai and Mu Xinjie will become directors of the Company. Li Xipeng was added as a director of the Company effective as of the Closing Date.

DESCRIPTION OF BUSINESS

Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the SEC on February 11, 2008, and is available electronically on EDGAR at http://www.sec.gov (the “Report”).

DESCRIPTION OF SECURITIES

LQTI’s authorized capital stock currently consists of One Hundred Fifty Million (500,000,000) shares of Common Stock, par value $0.001 per share, of which there are 80,000,000 shares of Common Stock issued and outstanding. There are 10,000,000 shares of preferred stock authorized, par value $0.001 per shares, within zero (0) shares issued and outstanding. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, our Certificate of Incorporation (as amended) and our Bylaws, both of which have been attached as Exhibits to the Report.

Common Stock

Each share of Common Stock shall be entitled to one vote at a stockholders meeting, either in person or by proxy. Cumulative voting in elections of Directors and all other matters brought before stockholders meeting. Whether they be annual or special, shall not be permitted.

The holder or the capital stock of the Corporation shall not be personally liable for the payment of the Corporation's debts and the private property of the holders of the capital stock of the Corporation shall not be subject to the payment of debts of the Corporation to any extent whatsoever.

Stockholders of the Corporation shall not have any preemptive rights to subscribe for additional issues of stock of the Corporation except as may be agreed from time to time by the Corporation and any such stockholder.

Preferred Stock

The aggregate number of share of Preferred Stock which the Company shall have authority to issue is Ten Million (10,000,000) shares, par value $0.001 per share, which may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Board of Directors of Learning Quest.

Dividends

Prior to the closing of the Exchange, Learning Quest effectuated a 2-1 reverse stock split for the issued and outstanding shares of its Common Stock. The effective date for this reverse split was December 3, 2007.

On January 22, 2008, the Company completed a dividend distribution to its shareholders of record as of January 18, 2008 in the amount equal to five percent (5%) (1,250,005 shares) of the then issued and outstanding Common Stock.  Following the dividend distribution and immediately prior to the consummation of the Exchange, the Company had 26,250,005 shares of Common Stock issued and outstanding.

The further issuance of dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of Learning Quest’s Board of Directors Learning Quest presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board does not anticipate declaring any cash dividends for the foreseeable future. We have not paid any cash dividends on our Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth each person known by us to be the beneficial owner of five (5%) percent or more of our Common Stock, all directors individually and all directors and officers as a group as of the date of this Information Statement, after giving effect to the Exchange and the change in control which shall become effective following the expiration of the ten (10) day time period following the mailing of this Information Statement. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner(1)	Amount of Direct Ownership After Exchange	Amount of Indirect Ownership After Exchange		Total Beneficial Ownership After Exchange		Percentage of Class(2)
Li Xipeng, Chief Executive Officer and Chairman of the Board	0	27,200,000	(3)	27,200,000	(3)	34%

Zhang Chunxian, Chief Financial Officer and Director	0	5,440,000	(4)	5,440,000	(4)	6.80%

Lin Jie, Vice President of Operations	0	5,440,000	(5)	5,440,000	(5)	6.80%

Wu Lei, Vice President of Strategy Development	0	5,440,000	(6)	5,440,000	(6)	6.80%

Wang Feng, Secretary	0	0		0		0%

Sun Jianhao, Director	0	5,440,000	(7)	5,440,000	(7)	6.80%

Huang Yuemin, Director	0	0		0		0%

Xu Huiqing, Director	0	0		0		0%

Li Changlai, Director	0	0		0		0%

Mu Xinjie, Director	0	0		0		0%

ALL DIRECTORS AND OFFICERS AS A GROUP (10 PERSONS):	0	48,960,000		48,960,000		61.20%

Joylink Holdings Limited Room 42, 4F, New Henry House 10 Ice House Street Central, Hong Kong	54,400,000	0		54,400,000		68%

Name and Address of Beneficial Owner(1)	Amount of Direct Ownership After Exchange	Amount of Indirect Ownership After Exchange		Total Beneficial Ownership After Exchange		Percentage of Class(2)
Fred Hall 1065 W. 1150 S Provo, UT 84601	21,924,995	0		21,924,995		27.41%

Shu Hongying Room 14 Unit 4, 11 Building Sichangdong Street Zhengzhou, Henan the PRC	0	5,440,000	(8)	5,440,000	(8)	6.80%

(1)	Unless otherwise noted, each beneficial owner has the same address as Learning Quest.
(2)
Applicable percentage of ownership is based on 80,000,000 shares of our Common Stock outstanding as of the date of this Report, together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of the date of this Report for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations - percentage computation is for form purposes only.

(3)
Li Xipeng, Learning Quest’s Chairman and Chief Executive Officer, owns 50% of Joylink Holdings Limited, which owns 54,400,000 shares of Learning Quest’s Common Stock. Therefore, Li Xipeng may be considered to beneficially own 27,200,000 shares.

(4)
Zhang Chunxian, Learning Quest’s Chief Financial Officer and Director, owns 10% of Joylink Holdings Limited, which owns 54,400,000 shares of Learning Quest’s Common Stock. Therefore, Zhang Chunxian may be considered to beneficially own 5,440,000 shares.

(5)
Lin Jie, Learning Quest’s Vice President, owns 10% of Joylink Holdings Limited, which owns 54,400,000 shares of Learning Quest’s Common Stock. Therefore, Lin Jie may be considered to beneficially own 5,440,000 shares.

(6)
Wu Lei, Learning Quest’s Vice President, owns 10% of Joylink Holdings Limited, which owns 54,400,000 shares of Learning Quest’s Common Stock. Therefore, Wu Lei may be considered to beneficially own 5,440,000 shares.

(7)
Sun Jianhao, Learning Quest’s Vice President, owns 10% of Joylink Holdings Limited, which owns 54,400,000 shares of Learning Quest’s Common Stock. Therefore, Sun Jianhao may be considered to beneficially own 5,440,000 shares.

(8)	Shu Hongying owns 10% of Joylink Holdings Limited, which owns 54,400,000 shares of Learning Quest’s Common Stock. Therefore, Shu Hongying may be considered to beneficially own 5,440,000 shares.

The Company is not aware of any material proceeding to which any of the above identified persons is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five (5) years, none of the above identified persons has:

(1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of ten percent (10%) or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC.

In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Exchange, Zhang Chunxian, Sun Jianhao, Huang Yuemin, Hu Huiqing Li Changlai and Mu Xinjie will become directors of the Company, and each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act. Joylink Holdings Limited, who will be a ten percent (10%) holder of Common Stock following the Exchange, will also file a Form 3 in compliance with the reporting obligations under Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Ping made loans to two (2) companies (as set forth below) which are also controlled by our Director and proposed Chief Executive Officer and Ping’s Chairman, Li Xipeng. The notes receivable were provided to these companies for their construction working capital. All the notes receivable from the related parties are short term, interest bearing and unsecured.

	September 30, 2007 (Unaudited)	June 30, 2007
Tai Ao Expressway Co., Ltd.
Principal	$47,535,168	$46,881,641
Interest receivable	9,195,992	8,172,554
	56,731,160	55,054,195
Xinyang Expressway Co., Ltd.
Principal	$64,060,730	$63,180,005
Interest receivable	9,141,069	7,863,939
	73,201,799	71,043,944

Subtotal	$129,932,959	$126,098,139

The following directors are independent: Sun Jianhao, Huang Yuemin, Xu Huiqing, Li Changlai and Mu Xinjie. The following directors are not independent: Li Xipeng and Zhang Chunxian.

Board of Directors and Management Prior to the Exchange

The Company’s Bylaws provide that it shall have a minimum of one (1) director on the Board of Directors at any time and a maximum of nine (9) directors. Vacancies resulting from the resignation or removal of directors for cause or without cause, are filled by a majority vote of the remaining directors then in office. The directors and executive officers immediately prior to the closing of the Exchange are as follows:

Name	Age	Position
Fred Hall	41	Sole Officer and Director

The above-named director served as a director prior to the closing of the Exchange, and he will resign as director immediately effective upon the 10th day following the mailing of this Information Statement.

Fred L. Hall currently serves as the Sole Officer and Director of the Company and also currently owns and operates Jamaka Enterprises, Inc., a restaurant business. Prior to that (between 1998 and 2001), Mr. Hall operated Cap's Sporting Goods Wholesale, Inc. whose principle focus was a sporting clays range located in Springville, UT and the sale of sporting goods wholesale products. Mr. Hall earned his Bachelors degree from Utah Valley State College in Business with an emphasis in Accounting.

During the year ended December 31, 2007, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required.

Committees of the Board of Directors

Currently, the Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Exchange.

Key Employees

None.

Family Relationships

None.

Management and Board of Directors After the Exchange

The following identifies each of the directors and executive officers of the Company who will take office following the expiration of the ten (10) day time period following the mailing of this Information Statement. Prior to the execution of the Exchange, none of the directors to be appointed at or following the Exchange were an officer or director of or held any position with the Company, nor were they known to own any shares of Common Stock.
Name	Age	Position(s)
Li Xipeng	44	Chief Executive Officer and Chairman of the Board
Zhang Chunxian	42	Chief Financial Officer and Director
Lin Jie	46	Vice President of Operations
Wu Lei	30	Vice President of Strategy Development
Wang Feng	35	Secretary
Sun Jianhao	45	Director
Huang Yuemin	50	Director
Xu Huiqing	54	Director
Li Changlai	43	Director
Mu Xinjie	37	Director

Family Relationships

There are no family relationships between or among the members of the Board of Directors or other executives. None of our directors and officers are directors or executive officers of any company that files reports with the SEC, except that Mu Xinjie served as Chief Financial Officer of Jingwei International Limited (JNGW.OB).

Biographies

With the exception of Li Xipeng, who was appointed to serve as a Director of Learning Quest on the Closing Date of the Exchange, each of the officers and directors set forth below shall be appointed to serve Learning Quest in their respective capacities following the expiration of the ten (10) day time period following the mailing of an Information Statement complying with Form 14F-1 under the Exchange Act in connection with the Exchange.

Li Xipeng shall serve as Chief Executive Officer of Learning Quest and currently serves as a Director of Learning Quest since the Closing Date of the Exchange and as Chairman of Ping since May 2003. Prior to that, Mr. Li served as Chairman of HSV in the PRC since May 2001 and prior to that he served as Chairman of Henan Shengrun Real Estate Co., Ltd. in the PRC since May 2000. Mr. Li is also currently the legal representative of Ping. Mr. Li graduated from Zhongnan University of Economics and Law and he earned his EMBA at Cheung Kong Graduate School of Business.

Zhang Chunxian shall serve as Chief Financial Officer of Learning Quest and currently serves as Chief Financial Officer of Ping since May 2003. Prior to that, Mr. Zhang served as Manager in the Trust and Investment Department of Zhongyuan Trust and Investment Co., Ltd. in the PRC. Mr. Zhang is a Chinese Certified Public Accountant.

Lin Jie shall serve as a Vice President of Operations of Learning Quest and currently serves as Manager of the Finance Department and as Assistant to the General Manager of Ping since May 2003. Prior to that, Ms. Lin served as Manager of the Finance Department of Henan Shengrun Real Estate Co., Ltd. in the PRC since March 2000.

Wu Lei shall serve as Vice President of Strategy Development of Learning Quest. Ms. Wu earned her BSc. at Wuhan University (Law) in 2000 and her Masters degree in economics in 2006. Ms. Wu has no prior work experience.

Wang Feng shall serve as corporate Secretary of Learning Quest and currently serves as the corporate Secretary of Ping since May 2007. Prior to that, Mr. Wang served as Investment Manager of Henan Hi-Tech Venture Capital Co., Ltd. in the PRC from March 2006 to May 2007 and as Investment Manager of Zhongyuan Trust and Investment Co., Ltd. in the PRC from November 2003 through February 2006. Prior to that Mr. Wang earned his Masters degree from Beijing Information Science and Technology University and his BSc. at Hunan University. Mr. Wang is a Chinese Certified Public Accountant.

Sun Jianhao shall serve as a Director of Learning Quest and currently serves as Chairman of Pingdingshan Zhongya Road and Bridge Construction Co., Ltd. in the PRC since November 2004. Prior to that Mr. Sun served as Deputy Director of Pingdingshan Development and Planning Commission in the PRC from September 2004 through October 2004. Prior to that Mr. Sun served as Deputy Director of Pingdingshan New District Management Commission in the PRC from August 1999 through August 2004.

Huang Yuemin shall serve as a Director of Learning Quest and currently serves as Manager in the International Operations Department, General Manager and Chairman of Zhongyuan Trust and Investment Co., Ltd. in the PRC since March 1990. Prior to that, Mr. Huang served as Director in the Investment Department of Henan Development and Planning Commission in the PRC since August 1984 through February 1990. Mr. Huang earned his Associate’s degree from Tianjin University.

Xu Huiqing shall serve as a Director of Learning Quest and currently serves as Chairman and General Manager of Pingdingshan High Way Construction Co., Ltd. in the PRC since June 2003. Prior to that, Mr. Xu served as Deputy Director of Pingdingshan Bureau of Communications in the PRC from March 2002 through June 2003. Prior to that, Mr. Xu served as Deputy Director General for Pingdingshan Geography and Mine Bureau in the PRC from May 1994 through March 2002.

Li Changlai shall serve as a Director of Learning Quest and currently serves as General Manager of Weilan Highway Investment Construction Co., Ltd. since December 2004. Prior to that, Mr. Li served as Chief Engineer of Henan Highway Development Co., Ltd. from June 2002 through December 2004. Prior to that Mr. Li served as Manager of Department of Zhumadian Expressway Managing for Henan Highway Development Co., Ltd. in the PRC from October 2001 through June 2002. Mr. Li earned his Masters degree at Changan University.

Mu Xinjie shall serve as a Director of Learning Quest. From April 2007 through December 2007, Mr. Mu served as Chief Financial Officer of Jingwei International Limited (OTCBB: JNGW.OB). Prior to that, Mr. Mu served as Senior Accountant for Geller and Company in the department serving exclusively Bloomberg, LLP from January 2006 through April 2007. Prior to that, Mr. Mu served as Chief Financial Officer of Tongyuan Technology Company from March 2005 through October 2005. Prior to that, Mr. Mu served as Senior Accountant of Flightsafety International, Inc., a wholly-owned subsidiary of Berkshire Hathaway from September 1999 through March 2005. Mr. Mu earned his BCs. At Hebei University of Science and Technology (Chemical Engineering) and his MBA at the City University of New York.

Legal Proceedings

None of the members of the Board of Directors or other executives has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our Board of Directors or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any federal or state securities or commodities laws.

EXECUTIVE COMPENSATION

The following table sets forth compensation information for services rendered by certain of our former executive officers prior to the Exchange in all capacities during the last three (3) completed fiscal years (ended December 31, 2007, 2006 and 2005) and compensation information for our current and proposed officers which shall be appointed to serve officers following the expiration of the ten (10) day time period following the mailing of this Information Statement. The following information includes the U.S. dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table
Name And Principal Function (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non- Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Ransford Sorensen, Former Officer (1)	2007 2006 2005	-0- 250 1,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- 250 1,000

Fred Hall, Current Sole Officer (2)	2007 2006 2005	1,000 750 -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	1,000 750 -0-

Li Xipeng, Proposed Chief Executive Officer (3)	2007 2006 2005	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

Zhang Chunxian, Proposed Chief Financial Officer (4)	2007 2006 2005	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

Lin Jie, Proposed Vice President of Operations (5)	2007 2006 2005	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

Wu Lei Proposed Vice President of Strategy Development (6)	2007 2006 2005	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

Wang Feng, Proposed Secretary (7)	2007 2006 2005	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

(1)	Mr. Sorensen was the sole Officer and Director of Learning Quest from January 6, 2006 through April 19, 2006.
(2)
Mr. Hall has served as the Sole Officer of Learning Quest since April 19, 2006 and shall resign from all positions following the expiration of the ten (10) day time period following the mailing of an Information Statement complying with Form 14F-1 under the Exchange Act in connection with the Exchange.

(3)
Li Xipeng shall serve as Chief Executive Officer following the expiration of the ten (10) day time period following the mailing of this Information Statement. Mr. Li shall receive US$80,000 for his services as Chief Executive Officer.

(4)
Zhang Chunxian shall serve as Chief Financial Officer following the expiration of the ten (10) day time period following the mailing of this Information Statement. Mr. Zhang shall receive US$45,000 for his services as Chief Financial Officer.

(5)
Lin Jie shall serve as Vice President of Operations following the expiration of the ten (10) day time period following the mailing of this Information Statement. Ms. Lin shall receive US$35,000 per year for her services.

(6)
Wu Lei shall serve as Vice President of Strategy Development following the expiration of the ten (10) day time period following the mailing of this Information Statement. Ms. Wu shall receive US$28,000 per year for her services.

(7)
Wang Feng shall serve as Secretary following the expiration of the ten (10) day time period following the mailing of this Information Statement. Mr. Wang shall receive US$28,000 per year for his services.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth the grant of stock options made as of December 31, 2007 to the persons named in the Summary Compensation Table:

Name (a)	Number of Securities Under- lyingUn- exercised Options (#) Exer- cisable (b)	Number of Securities Underlying Unexercis- ed Options (#) Unexer- cisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Exer- cise Date (f)	Number of Shares or Units of Stock That Have Not Vested (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)
Ransford Sorensen, Former Officer	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Fred Hall, Current Sole Officer	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Li Xipeng, Proposed Chief Executive Officer	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Zhang Chunxian, Proposed Chief Financial Officer	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Lin Jie, Proposed Vice President of Operations	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Wu Lei Proposed Vice President of Strategy Development	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Wang Feng, Proposed Secretary	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-

Compensation of Directors

There are no formal agreements to compensate any of the directors for their services.

Our officers and directors are reimbursed for expenses incurred on our behalf.  Our officers and directors will not receive any finder’s fee as a result of their efforts to implement the business plan outlined herein.  However, our officers and directors anticipate receiving benefits as beneficial stockholders of our common stock.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

DIRECTOR COMPENSATION

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earning ($) (f)	All Other Compensation ($) (g)	Total ($) (h)

Ransford Sorensen, Former Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Fred Hall, Current Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Li Xipeng, Current Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Zhang Chunxian, Proposed Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Sun Jianhao, Proposed Director	US$10,000	-0-	-0-	-0-	-0-	-0-	US$10,000
Huang Yuemin, Proposed Director	US$10,000	-0-	-0-	-0-	-0-	-0-	US$10,000
Xu Huiqing, Proposed Director	US$10,000	-0-	-0-	-0-	-0-	-0-	US$10,000
Li Changlai, Proposed Director	US$10,000	-0-	-0-	-0-	-0-	-0-	US$10,000
Mu Xinjie, Proposed Director	US$50,000	-0-	-0-	-0-	-0-	-0-	US$50,000

Employment Agreements

There are currently no employment agreements by and between Learning Quest and its employees.

Ping has a Labor Contract with each employee as required by law in the PRC. The Labor Contract mainly includes working content, working time, payment and other terms.

Benefit Plans

Learning Quest does not have any benefit plans.

In accordance with Chinese law, Ping offers a welfare program pursuant to which Ping will pay endowment insurance, Medicare insurance and a housing accumulation fund for employees. According to the standard of the employee’s wages, eight percent (8%) of the endowment insurance will be paid by the employees and twenty percent (20%) by Ping. Two percent (2%) of the Medicare insurance will be paid by employees and 8.2% by Ping, and ten percent (10%) of the housing accumulation fund will be paid by employees and ten percent (10%) by Ping.

Indebtedness of Management

None.

LITIGATION

In the normal course of business, we are named as defendant in lawsuits in which claims are asserted against us. In our opinion, the liabilities, if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on our financial position, results of operations or cash flows. As of the date hereof, there is no outstanding litigation with Learning Quest.

Ping entered into an agreement to purchase land from Pingdingshan No.3 Cement Factory for $1,843,646. However, the Company was not informed that such land was pledged as collateral for loans tohe cement factory. Pingdingshan No. 3 Cement Company went bankrupt and the company that loaned the money then sued Ping for the loss of the collateral. On July 13, 2006, judgment was made by the Henan Pingdingshan Intermediary Court in which Ping was required to pay to the lending company $485,851. The amount was paid in August 2006 and recorded as other expense in the statement of income (loss) for the year ended June 30, 2007. Ping is appealing the ruling to a higher court and the final judgment is pending.

On June 27, 2007, China railway No. 5 bureau, the constructor that won the bid in the Pinglin Expressway no.2 road connection project, was sued by the subcontractors Hujianting and Hefeiyue for postponing the commencement date of construction by more than ten (10) months. The total damage claimed in this case was $647,364, and Ping, as the 5th defendant, was brought into this case by the plaintiff. The case is currently ongoing and Ping believes the claims against them are without substance and they plan to vigorously defend themselves. As such, there is no contingency accrual for this case at June 30, 2007.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Agent (as hereinafter defined) against costs, charges and Expenses (as hereinafter defined), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Agent in connection with such action, suit or proceeding, and any appeal therefrom, if the Agent acted in good faith and in a manner the Agent reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The termination of any action, suit or proceeding, whether by judgment, order, settlement conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which the Agent reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, that the Agent had reasonable cause to believe that the Agent's conduct was unlawful.

Furthermore, our Articles of Incorporation provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit brought by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an Agent. against costs, charges and Expenses actually and reasonably incurred by the Agent in connection with the defense or settlement of such action or suit and any appeal therefrom if the Agent acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of the Agent's duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application chat, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and Expenses which such court shall deem proper.

Any indemnification under those sections described above shall be paid by the Company unless a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders, that such person acted in bad faith and in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal proceeding, that such person believed or had reasonable cause to believe that his conduct was unlawful.

The term “Agent” in our Articles of Incorporation means any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding or investigation, whether civil, criminal or administrative, and whether external or internal to the Company (other than a judicial action or suit brought by or in the right of the Company) by reason of the fact that he or she is or was or has agreed to be a Director, officer, employee, agent or fiduciary of the Company, or that, being or having been such a Director, officer, employee, agent or fiduciary, he or she is or was serving at the request of the Company as a Director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise.

The term “Expenses” in our Articles of Incorporation shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a proceeding.

Our Bylaws provide that any person made a party to or involved in any civil, criminal or administrative action, suit or proceeding by reason of the fact that he or his testator or intestate is or was a Director, officer, or employee of the Company, or of any corporation which he, the testator, or intestate served as such at the request of the Company, shall be indemnified by the Company against expenses reasonably incurred by him or imposed on him in connection with or resulting from the defense of such action, suit, or proceeding and in connection with or resulting from any appeal thereon, except with respect to matters as to which it is adjudged in such action, suit or proceeding that such officer, Director, or employee was liable to the Company, or to such other corporation, for negligence or misconduct in the performance of his duty. As used herein the term "expense" in our Bylaws shall include all obligations incurred by such person for the payment of money, including without limitation attorney's fees, judgments, awards, fines, penalties, and amounts paid in satisfaction of judgment or in settlement of any such action, suit, or proceedings, except amounts paid to the Company or such other corporation by him.

A judgment of conviction whether based on plea of guilty or nolo contendere or its equivalent, or after trial, shall not of itself be deemed an adjudication that such Director, officer or employee is liable to the Company, or such other corporation, for negligence or misconduct in the performance of his duties. Determination of the rights of such indemnification and the amount thereof may be made at the option of the person to be indemnified pursuant to procedure set forth, from time to time, in the ByLaws, or by any of the following procedures: (a) order of the Court or administrative body or agency having jurisdiction of the action, suit, or proceeding; (b) resolution adopted by a majority of the quorum of the Board of Directors of the Company without counting in such majority any Directors who have incurred expenses in connection with such action, suit or proceeding; (c) if there is no quorum of Directors who have not incurred expense in connection with such action, suit, or proceeding, then by resolution adopted by a majority of the committee of stockholders and Directors who have not incurred such expenses appointed by the Board of Directors; (d) resolution adopted by a majority of the quorum of the Directors entitled to vote at any meeting; or (e) Order of any Court having jurisdiction over the Company. Any such determination that a payment by way of indemnity should be made will be binding upon the Company. Such right of indemnification shall not be exclusive of any other right which such Directors, officers, and employees of the Company and the other persons above mentioned may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any Bylaw, agreement, vote of stockholders, provision of law, or otherwise in addition to their rights under this section of the Bylaws. The provision of this Article shall apply to any member of any committee appointed by the Board of Directors as fully as though each person and been a Director, officer or employee of the Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions in the Company’s Articles of Incorporation and Bylaws, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the SEC and is available electronically on EDGAR at http://www.sec.gov.

On the tenth (10th) day following the mailing of this Information Statement to the Company’s stockholders, Zhang Chunxian, Sun Jianhao, Huang Yuemin, Hu Huiqing Li Changlai and Mu Xinjie will serve as directors of the Company, and along with Li Xipeng, who at such time was already a member of the Board, will constitute the entire Board. On the tenth (10) day following the mailing of this Information Statement to the Company’s stockholders, Li Xipeng and Zhang Chuxian will be appointed to serve as Chief Executive Officer and Chief Financial Officer, respectively, and Mr. Fred Hall will resign as Sole Officer and as a Director of the Company. At such time, the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

The Sole Director

February 11, 2008

Fred Hall
Sole Officer